JOINDER AND AMENDMENT TO

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

JOINDER AND AMENDMENT made as of March 7, 2013, among Citi Fund Services Ohio, Inc., an Ohio corporation having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219 (“Citi”), Citibank, N.A., a national banking association acting through its offices located in New York, New York (“Citibank”), and the entities signing this Amendment (each, a “Fund”), to that certain Administration Agreement, dated as of February 1, 2010, between each Fund and Citi (as amended and as in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement, Citi performs certain administration, fund accounting and transfer agency services for the Funds;

WHEREAS, the parties wish to add an additional party to the Agreement, Citibank, N.A., to provide certain services to the Funds;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Funds and Citi hereby agree as follows:

1.	Joinder. Effective as of the date hereof, the execution and delivery of this Joinder and Amendment shall constitute the execution and delivery by Citibank of the Agreement, and Citibank shall be a party to the Agreement.

2.	Amendments.

(a)	The last two sentences of the first paragraph of the Agreement are deleted and replaced with the following:

“This Agreement shall be considered a separate agreement between (i) Citi and each Fund individually, and (ii) Citibank and each Fund individually and references to “the Fund”, etc., shall refer to each Fund separately. No Fund shall be liable for the obligations of, nor entitled to the benefits of, any other Fund under this Agreement. References to “Citi” shall refer to Citi and Citibank, as applicable. Citi and Citibank shall not be liable for the obligations of, nor entitled to the benefits of, the other under this Agreement.”

(b)	The following is added to Section 1 of the Agreement, prior to subsection (a):

“Citi shall perform the Services listed in subsections (a) – (d), (h) and (i); and Citibank shall perform the Services listed in subsections (j) and (k).

Citibank shall not perform the Services for a Fund until such time that the Fund formally communicates that it wishes for Citibank’s services to commence. Such communication will be given sufficiently in advance so that Citibank can be prepared to commence the Services. Fees for such Services will not be incurred prior to the Services commencing.”

(c)	New subsections (j) and (k) are added to Section 1 as follows:

“(j) Collateral Management Administration Services for OTC.

1. In connection with the appointment of Citibank as agent to perform collateral management services hereunder, each Fund agrees to:

(a) provide to Citibank the following:

(i) a copy of the relevant agreements between Fund and parties to a derivative, repo, swap or other transaction pursuant to which securities or other liquid assets (“Collateral”) is required to be posted to secure the obligations of the posting party (the “Collateral Agreements”) and

(ii) on each business day, with respect to transactions under the relevant Collateral Agreements, the outstanding financial and non-financial trade and transactional details and the current trade, transactional and collateral valuations (collectively, “Daily Trade Data”).

(b) The Fund further agrees to cooperate with Citibank by promptly responding to questions relating to the Collateral Agreements which may relate to the services hereunder.

(c) The Fund agrees to instruct its custodian(s) or such other person that may have legal possession of the Collateral that Citibank is authorized to give such custodian(s) or other person instructions as to the hypothecation and re-hypothecation of Collateral on behalf of the Fund.

2. Citibank will provide the following collateral management services with respect to transactions under the relevant Collateral Agreements:

(a) On each business day, provide a report (a “Counterparty Margin Report”) detailing the then-current requirements outlined in the Collateral Agreements with respect to the value of Collateral to be posted and maintained (the “Margin Requirements”) for a person, other than a Fund, that (i) is a party to a Collateral Agreement and (ii) is required to post Collateral for the benefit of the Fund (a “Counterparty”) based on (i) the terms of the Collateral Agreement, (ii) the Daily Trade Data received from the Fund and (iii) information retained by Citibank from relevant credit rating agencies.

(b) At times agreed between Citibank and the Fund that are prior to any relevant deadline for the posting of Collateral by a Counterparty or the Fund in any Collateral Agreement (“Margin Call Deadlines”), review with the Fund the Counterparty Margin Report and any margin calls to/from a Counterparty required in connection with the Collateral Agreement referenced therein.

(c) Prior to relevant Margin Call Deadlines, use reasonable means to contact the Counterparty and to issue margin calls under applicable Fund Collateral Agreements; provided that the Fund agrees that Citibank shall not be responsible for determining whether assets are owned by a Counterparty, whether a counterparty is restricted from pledging any assets as Collateral or whether a pledge is legally enforceable by the Fund against a Counterparty.

(d) Within normal business hours, receive margin calls against the Fund issued by Counterparties and confirm the accuracy of such margin calls based on (i) the Margin Requirements in the applicable Collateral Agreement and (ii) the Daily Trade Data received from the Fund.

(e) On each business day, provide a report (a “Fund Margin Report”) detailing the then-current Margin Requirements for the Fund and those assets in the Fund’s possession that may be used as Collateral by the Fund pursuant to the applicable Collateral Agreement based on (i) the terms of the Collateral Agreement, (ii) the Daily Trade Data received from the Fund and (iii) such other information made available by the Fund or a Fund custodian from time to time.

(f) At times agreed between Citibank and the Fund that are prior to the Margin Call Deadline for the posting of Collateral by the Fund, review with the Fund (i) the Fund Margin Report and any margin requirement in connection with the Collateral Agreements referenced therein and (ii) opportunities to substitute those assets in the Fund’s possession that may be used as Collateral by the Fund pursuant to the applicable Collateral Agreement.

(g) Prior to relevant Margin Call Deadlines, use reasonable means to contact the Counterparty and agree on the Fund’s Margin Requirement under applicable Collateral Agreements.

(h) Contact the Fund custodians or other persons having legal possession of Fund assets and, instruct such persons to pledge (or terminate the pledge of) Collateral as required pursuant to the relevant Collateral Agreement.

(i) Perform periodic reconciliations of Collateral and trade portfolios with Counterparties, on each business day and with such other details as may be agreed with the Fund from time to time.

(j) Provide Counterparties with reasonable trade and Collateral portfolio information to facilitate reconciliations to be performed by the Counterparty, as separately instructed and agreed in writing with the Fund and agreed with the Counterparty.

(k) Provide daily, weekly and monthly reports to the Fund, counterparties and custodians, as necessary and agreed to by the Fund.

(k) Middle-Office Futures Margin Variation Calculation Services. Citibank shall perform the services set forth below:

(i) Use the Futures trading feed created for, delivered and then accounted for by Fund Accounting services,

(ii) Mark futures positions to market and calculate the Variation Margin changes on each business day,

(iii) Capture the futures brokers’ Variation Margin Calls, verify the validity of the call, attempt to rectify differences with brokers (before soliciting Salient assistance) and,

(iv) Prepare form of instructions for the Adviser to approve and for Citibank to deliver to the custodian of the account holding futures to either pay or expect payment for the Variation Margin amount.

(v) Review the prior day’s cash movement activity from the broker statement (payment to or from the broker account) to ensure it matches the amount Citibank instructed the prior day; Citibank will deliver e-mail notification to the broker and Adviser for any discrepancies identified to assist in their resolution.”

(d)	The following is added to the end of Section 6(c):

“In addition, notwithstanding anything to the contrary herein, either party may, without payment of Liquidated Damages, terminate the Collateral Management Administration Services for OTC and/or the Middle-Office Futures Margin Variation Calculation Services upon at least 90 days prior written notice to the other party, with such termination effective any time on or after 12 months from the date of this Joinder and Amendment.”

(e)	A new Section 7(k) is added to the Agreement as follows:

“(k) Notwithstanding anything in this Agreement to the contrary, the cumulative liability of Citi to the Funds for all Losses, claims, suits, controversies, breaches or damages for any cause whatsoever (including but not limited to those arising out of or related to this Agreement), and regardless of the form of action or legal theory, shall not exceed the total amount of compensation paid to Citi under this Agreement during the twelve (12) months immediately before the date on which the alleged Losses or damages were claimed to have been incurred.”

(f)	The following is added to the end of Schedule B:

“Per Manager/Sleeve Annual Fee:

Salient Alternative Strategies Master Fund, L.P. shall pay Citi an additional charge of $5,000 per manager/sleeve per year.

Middle-Office Future Margin Variation Calculation Fees (payable to Citibank):

Annual minimum of $12,500 per Fund, which includes three (3) Future Variation Margin Instructions per counterparty and custodial account each business day when Citibank is calculating such margin requirement. For each additional instruction per counterparty and custodial account each business day, such Fund shall pay Citibank $25.

Collateral Management Administration Services Fees (payable to Citibank):

$12,500 per month per Fund, plus $8,000 for each additional CDX counterparty/agreement. Fees will be calculated and applied on a monthly basis.”

3.	Representations and Warranties.

Each party represents that it has full power and authority to enter into and perform this Joinder and Amendment.

4.	Miscellaneous.

(a) This Joinder and Amendment supplements and amends the Agreement. The provisions set forth in this Joinder and Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Joinder and Amendment.

(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Joinder and Amendment. Except as provided in this Joinder and Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Joinder and Amendment shall be valid unless made in writing and executed by both parties hereto.

(c) Paragraph headings in this Joinder and Amendment are included for convenience only and are not to be used to construe or interpret this Joinder and Amendment.

(d) This Joinder and Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Joinder and Amendment to be duly executed all as of the day and year first above written.

SALIENT ALTERNATIVE STRATEGIES FUND		SALIENT ALTERNATIVE STRATEGIES I FUND

By:	/s/ John E. Price	By:	/s/ John E. Price

Name:	John E. Price	Name:	John E. Price

Title:	Principal Financial Officer	Title:	Principal Financial Officer

SALIENT ALTERNATIVE STRATEGIES MASTER FUND		SALIENT ALTERNATIVE STRATEGIES FUND, L.P.

		By:	Salient Advisors, L.P., its General Partner

By:	/s/ John E. Price	By:	/s/ John E. Price

Name:	John E. Price	Name:	John E. Price

Title:	Principal Financial Officer	Title:	Authorized Person

SALIENT ABSOLUTE RETURN FUND, (Delaware), LLC		SALIENT ABSOLUTE RETURN INSTITUTIONAL FUND, (Delaware), LLC

By:	/s/ John E. Price	By:	/s/ John E. Price

Name:	John E. Price	Name:	John E. Price

Title:	Chief Financial Officer	Title:	Chief Financial Officer

SALIENT ABSOLUTE RETURN PRIVATE FUND, (Delaware), LLC		SALIENT ALTERNATIVE STRATEGIES OFFSHORE FUND LTD.

By:	/s/ John E. Price	By:	/s/ John E. Price

Name:	John E. Price	Name:	John E. Price

Title:	Chief Financial Officer	Title:	Chief Financial Officer

CITI FUND SERVICES OHIO, INC.		CITIBANK, N.A.

By:	/s/ Robert P. Wallace	By:	/s/ Robert P. Wallace

Name:	Robert P. Wallace	Name:	Robert P. Wallace

Title:	Vice President	Title:	Vice President